United States securities and exchange commission logo





                          July 31, 2023

       Thomas M. Coughlin
       President and CEO
       BCB Bancorp, Inc.
       104-110 Avenue C
       Bayonne, New Jersey 07002

                                                        Re: BCB Bancorp, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 25, 2023
                                                            File No. 333-273416

       Dear Thomas M. Coughlin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Edward C. Hogan, Esq.